

December 12, 2012

Via E-Mail
Mr. Michael L. Pollard
Chief Financial Officer
Clayton Williams Energy, Inc.
Six Desta Drive - Suite 6500
Midland, Texas 79705-5510

      Re: **Clayton Williams Energy, Inc.**
               Form 10-K for the Fiscal Year ended December 31, 2011
               Filed March 5, 2012
               File No. 001-10924

Dear Mr. Pollard:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2011

Properties, page 27

1.   We note your disclosure on page 28 explaining that the benchmark average price for determination of proved reserves for 2011 was $4.12 per MMBtu of natural gas and $5.31 per Mcf when adjusted for quality, energy content, transportation fees and other price differentials specific to your properties. We would like to understand the extent to which your price differential pertains to unprocessed gas elements having different market price sensitivities, where changes in the benchmark price of natural gas alone would not fully inform expectations on the sustainability of your natural gas revenues and stability in your natural gas reserve estimates. Please provide a more comprehensive disclosure regarding the differences between the benchmark prices and the adjusted

prices as they relate to your properties, and discuss the extent to which the indicative value of your financial information depends on maintaining this differential, if there are uncertainties over your ability to do so with material implications.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Cannarella at (202) 551-3337 or, in his absence, Mark Wojciechowski at (202) 551-3759, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief